[STANTEC LOGO]                                                      NEWS RELEASE

FOR IMMEDIATE RELEASE

STANTEC COMPLETES ACQUISITION OF NEW YORK FIRM

EDMONTON AB (April 5, 2004) TSX:STN

Stantec is adding over 400 employees and 10 office locations with the completion of the previously announced acquisition of Rochester, New York headquartered firm Sear-Brown. The addition opens up a new geographic market for Stantec in the US Northeast and a new practice area in the Bio/Pharmaceuticals industry.

"We are pleased that all Sear-Brown shareholder and other approvals have been received and that we will be proceeding with new market initiatives for Stantec," says Tony Franceschini, Stantec President & CEO. "First, we are gaining a strong geographic presence in New York State providing a foundation for growth in an important market. Second, we are gaining a new practice area in the Bio/Pharmaceuticals industry which we believe will be a growth market for us."

Sear-Brown, founded in 1955 specializes in core markets that include Advanced Manufacturing, Bio/Pharmaceuticals Facilities, Educational Facilities, Healthcare Facilities, Land Development, Municipal Facilities, Retail/Commercial Development, Transportation, and Water and Environment. Stantec will integrate new offices in Rochester, Albany, Binghamton, Buffalo, Melville, and Syracuse in New York State; Fort Collins in Colorado; Cleveland, Ohio; State College Pennsylvania; and Guaynabo, Puerto Rico. Sear-Brown's Denver employees will join with Stantec's existing Denver location.

The Hillsborough office has been sold to the employees as part of the acquisition agreement. The acquired Sear-Brown employees and offices generated approximately US$42 million in revenues in 2003.

"We are looking forward to joining with a dynamic and successful firm like Stantec," says Mark Lang, who will continue with Stantec as Vice President, New York Region. "Our employees are energized by the opportunities that come with working in a large global firm and our existing clients can look forward to a wider depth and breadth of service offering and access to expertise from across North America."

Stantec now has 27 offices and approximately 1,500 employees in 12 states throughout the US. The Company is celebrating 50 years in business during 2004 and has been profitable every year since its founding in 1954. Stantec recently released year-end results that saw gross revenue increase 7.3% to $459.9 million and net income increase 24.2% to $25.1 million. Stantec's goal is to be a top 10 global design firm by 2008.

For more information visit www.stantec.com/searbrown

CORPORATE CONTACT       ACQUISITION CONTACT       INVESTOR CONTACT
Tony Franceschini       Mark Lang                 Don Wilson
President & CEO         Vice President            Vice President & CFO
Stantec                 Stantec, New York         Stantec
Tel: 780-917-7077       Tel: 585-475-1440         Tel: 780-917-7269

STANTEC provides comprehensive professional services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences project management, and project economics. The Company support clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 4,000 employees operating out of 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

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